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August 26, 2003

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      SVI Solutions, Inc.
         Request to Withdraw Registration Statement on Form S-3 Filed on
           July 31, 2003
         SEC File Number 333-107541

Ladies and Gentlemen,

Pursuant to Rule 477 of the Securities Act of 1933, as amended, (the "Act"), SVI Solutions, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement on Form S-3 which was filed with the Commission on July 31, 2003 (File Number 333-107541), along with any exhibits, (the "Registration Statement").

The Company requests that such consent be granted on grounds that the Company is not currently eligible to use Form S-3 for the purpose of registering the sale of shares in a secondary offering and that the Company intends to file a Form S-1 to supersede the Registration Statement.

The Company confirms that the Registration Statement has not been declared effective, no securities have been sold pursuant to the Registration Statement or the prospectus contained therein, and no preliminary prospectus contained in the Registration Statement has been distributed.

Pursuant to the foregoing, the Company hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission. The Company also hereby respectfully requests that the filing fees paid in connection with the Form S-3 be applied to the filing fees applicable to the Form S-1 to be filed in connection herewith.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company received notice from the Commission that this application will not be granted.






If you have any questions regarding this application for withdrawal, please contact Harry J. Proctor, Esq. of Solomon Ward Seidenwurm & Smith, LLP, legal counsel to the Company, at (619) 231-0303.

                                       SVI SOLUTIONS, INC.

                                       By: /s/ Harvey Braun
                                           -------------------------------------
                                           Harvey Braun, Chief Executive Officer